Exhibit (a)(5)(G)

MEDIA RELEASE

July 28, 2022

Algoma Steel Announces Preliminary Results of Substantial Issuer Bid

SAULT STE. MARIE, Ontario, July 28, 2022 – Algoma Steel Group Inc. (NASDAQ, TSX: ASTL) (“Algoma” or the “Corporation”) today announced the preliminary results of its substantial issuer bid (the “Offer”), which expired at 5:00 p.m. (Eastern Time) on July 27, 2022.

Based on the preliminary count by TSX Trust Company, the depositary for the Offer (the “Depositary”), a total of 60,600,233 common shares of Algoma (“Shares”) were properly tendered and not properly withdrawn, including 2,834,014 Shares that were tendered through notice of guaranteed delivery. In accordance with the terms of the Offer, Algoma has informed the Depositary that it is taking up Shares properly tendered to the Offer at the time of expiry, subject to proration (as described below). Based on the preliminary count by the Depositary, Algoma expects to take up and purchase for cancellation 41,025,641 Shares at a purchase price of US$9.75 per Share for an aggregate purchase price of approximately US$400 million. The Shares expected to be purchased under the Offer represent approximately 27.9% of the issued and outstanding Shares at the time that the Offer was commenced. Immediately following completion of the Offer, Algoma anticipates that 105,403,930 Shares will be issued and outstanding.

As the Offer was oversubscribed, shareholders who made auction tenders at a price of US$9.75 or less per Share and purchase price tenders are expected to have approximately 95.2% of their successfully tendered Shares purchased by Algoma (other than “odd lot” holders, whose Shares will be purchased on a priority basis). Shareholders who made auction tenders at a price in excess of US$9.75 per Share should not expect to have any of their Shares purchased by Algoma.

The number of Shares properly tendered and not properly withdrawn, the number of Shares expected to be purchased, the purchase price and the proration factor are all preliminary and subject to verification by the Depositary as well as the proper delivery of all Shares tendered (including Shares tendered pursuant to guaranteed delivery procedures). The final number of Shares purchased, the final purchase price, and the estimated paid-up capital per Share and “specified amount” (each for purposes of the Income Tax Act (Canada)) will be announced following completion by the Depositary of the verification process and the guaranteed delivery period. Promptly after such announcement, payment for the Shares accepted for purchase will be made in accordance with the terms of the Offer, and the Depositary will return all other Shares tendered and not purchased.

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

BMO Nesbitt Burns Inc. and BMO Capital Markets Corp. acted as dealer managers for the Offer and TSX Trust Company acted as the Depositary. Any questions regarding the Offer may be directed to the dealer managers or the Depositary.

The full details of the Offer are described in the offer to purchase and issuer bid circular dated June 21, 2022, as well as the related letter of transmittal and notice of guaranteed delivery, copies of which were filed and are available under the Corporation’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

This news release is for informational purposes only and is not intended to and does not constitute an offer to purchase or the solicitation of an offer to sell Shares.

ADVISORY REGARDING FORWARD-LOOKING STATEMENTS – This news release contains forward-looking statements or information (collectively, “forward-looking statements”) within the meaning of applicable securities legislation, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include: number of Shares properly tendered and not properly withdrawn; number of Shares tendered through notice of guaranteed delivery; expected purchase price per Share and aggregate purchase price; number of Shares to be taken up and cancelled; the number of Shares expected to be issued and outstanding after completion of the Offer; pro ration factor; and timing for completion of the Offer. Forward-looking statements involve assumptions, risks and uncertainties that may cause such statements not to occur or results to differ materially. These assumptions include: number of Shares properly tendered and not properly withdrawn prior to expiration of the Offer; and that Shares tendered through notice of guaranteed delivery will be delivered within the prescribed two trading day settlement period. Risks and uncertainties include: satisfaction of conditions associated with the Offer; changes in or interpretation of laws or regulations; and other risks and uncertainties as described in the Annual Report on Form 20-F filed by Algoma with the Ontario Securities Commission (the “OSC”) (available under Algoma’s SEDAR profile at www.sedar.com) and with the Securities and Exchange Commission (the “SEC”) (available at www.sec.gov), as well as in the other documents Algoma has filed with the OSC and the SEC. Forward-looking statements speak only as of the date they are made.

Although Algoma believes such forward-looking statements are reasonable, there can be no assurance they will prove to be correct. The above assumptions, risks and uncertainties are not exhaustive. Forward-looking statements are made as of the date hereof and, except as required by law, Algoma undertakes no obligation to update or revise any forward-looking statements.

About Algoma Steel

Based in Sault Ste. Marie, Ontario, Canada, Algoma is a fully integrated producer of hot and cold rolled steel products including sheet and plate. With a current raw steel production capacity of an estimated 2.8 million tons per year, Algoma’s size and diverse capabilities enable it to deliver

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

responsive, customer-driven product solutions straight from the ladle to direct applications in the automotive, construction, energy, defense, and manufacturing sectors. Algoma is a key supplier of steel products to customers in Canada and Midwest USA and is the only producer of plate steel products in Canada. Algoma’s mill is one of the lowest cost producers of hot rolled sheet steel (HRC) in North America owing in part to its state-of-the-art Direct Strip Production Complex (“DSPC”), which is the newest thin slab caster in North America with direct coupling to a basic oxygen furnace (BOF) melt shop.

Algoma has achieved several meaningful improvements over the last several years that are expected to result in enhanced long-term profitability for the business. Algoma has upgraded its DSPC facility and recently installed its No. 2 Ladle Metallurgy Furnace. Additionally, Algoma has cost cutting initiatives underway and is in the process of modernizing its plate mill facilities.

Today Algoma is on a transformation journey, investing in its people and processes, optimizing and modernizing to secure a sustainable future. Our customer focus, growing capability and courage to meet the industry’s challenges head-on position us firmly as your partner in steel.

For more information, please contact:

Mike Moraca

Treasurer and Investor Relations Officer

Algoma Steel Inc.

Phone: 705.945.3300

E-mail: IR@algoma.com

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

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